U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            SEC FILE NUMBER
                                            0-26464
                                            CUSIP NUMBER
                                            126371-10-3
(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For Period Ended:  March 31, 1998

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
Full Name of Registrant
          CSI Computer Specialists, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number) City, State and Zip
 Code

          904 Wind River Lane  Suite 100
          Gaithersburg, Maryland  20878

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

| | (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transtion report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Item 1 of the Quarterly Report on Form 10-QSB for the period ended March 31, 1998 (the "10-QSB") requires the Company to provide a balance sheet as of December 31, 1997. The Company is completing preparation of its financial statements for the fiscal year ended December 31, 1997 for inclusion in its Annual Report on Form 10-KSB for such period (the "10-KSB"). The delay in the completion of the financial statements is principally attributable to the Company's relocation to new corporate offices and transition to a new accounting system following the acquisition of two divisions and a subsidiary in 1997, as previously disclosed. The Company intends to file the completed 10-KSB on May 18, 1998. Because the balance sheet as of December 31, 1997 has not been completed and the 10-KSB has not been filed, the Company is unable to file the Form 10-QSB by its due date of May 15, 1998. The Company will file the completed 10-QSB on or before May 20, 1998, five calendar days following the prescribed due date.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification
James D. Boccabella  CPA
Chief Financial Officer
301-921-8860

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    |_| Yes   |X| No
Form 10-KSB for the year ended December 31, 1997 (see narrative above).

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    |_| Yes   |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CSI Computer Specialists, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        CSI Computer Specialists, Inc.

May 15, 1998                            By: James D. Boccabella
--------------                          ------------------------------------
Date                                     James D. Boccabella CPA,
                                         Chief Financial Officer